UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33922

DRYSHIPS INC.
(Exact name of registrant as specified in its charter)

DryShips Inc.
c/o DryShips Management Services Inc.
80 Kifisias Avenue
GR 151 25 Marousi
Athens, Greece
 +30-210-80-90-570
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.01 per share
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, DryShips Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DRYSHIPS INC.

		By:	MARE SERVICES LIMITED, its director

Date:	October 21, 2019	By:	/s/ Dr. Renato Cefai
Name: Dr. Renato Cefai
Title: Director of Mare Services Limited